

June 23, 2015

<u>Via E-mail</u>
Raymond J. Lewis
Chief Executive Officer
Care Capital Properties, Inc.
353 North Clark Street, Suite 2900
Chicago, Illinois 60654

      **Re:**    **Care Capital Properties, Inc.**
              **Amendment No. 1 to Form 10-12B**
              **Filed June 8, 2015**
              **File No. 001-37356**

Dear Mr. Lewis:

We have reviewed your amended filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our May 20, 2015 letter.

<u>Dividend Policy, page 45</u>

1.      We note your response to comment 5 and the revised disclosure.  Please provide us with your analysis of how you calculated and determined that the annualized combined dividend per share of Ventas and CCP in 2015 would have been at least 10% higher than Ventas's current $3.16 per share annualized dividend, without giving effect to the distribution ratio.  In your response, please also explain to us what is meant by "without giving effect to the distribution ratio."

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc:     Victor Goldfeld
        Wachtell, Lipton, Rosen & Katz